

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2010

Robert J. McCormick
Chairman, President and Chief Executive Officer
TrustCo Bank Corp NY
5 Sarnowski Drive
Glenville, New York 12302

Re: TrustCo Bank Corp NY
Form 10-K for the Fiscal Year Ended December 31, 2009
File No. 0-10592

Dear Mr. McCormick:

We have completed our review of your Form 10-K for the fiscal year ended
December 31, 2009, and we have no further comments.

Sincerely,

Kathryn McHale
Senior Counsel